UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

    Penson Worldwide, Inc.

(Name of issuer)

    Common Shares, par value $0.01 per share

(Title of class of securities)

    790600 10 0

(CUSIP number)

    June 25, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 790600 10 0
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Broadridge Financial Solutions, Inc., 33-1151291
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 2,455,627 shares
	6.	Shared voting power 0
	7.	Sole dispositive power 2,455,627 shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 2,455,627 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.5%
12.	Type of reporting person (see instructions) CO

SCHEDULE 13G

Item 1	(a).	Name of Issuer:

Penson Worldwide, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1700 Pacific Avenue, Suite 1400, Dallas, Texas 75201.

Item 2	(a).	Name of Person Filing:

Broadridge Financial Solutions, Inc. (the “Reporting Person”) is the record owner of 2,455,627 shares of the Issuer’s Common Shares.

Item 2	(b).	Address of Principal Business Office:

The Address of the Principal Business Office of the Reporting Person is: Broadridge Financial Solutions, Inc. 1981 Marcus Avenue Lake Success, New York 11042

Item 2	(c).	Citizenship:

Delaware

Item 2	(d).	Title of Class of Securities:

Issuer’s Common Shares, par value $0.01 per share.

Item 2	(e).	CUSIP Number:

790600 10 0

Item 3.	Not applicable.

SCHEDULE 13G

Item 4.	Ownership:

(a) Amount beneficially owned by the Reporting Person:

2,455,627 shares

(b) Percent of class:

9.5%

**This figure is calculated based on 25,677,585 Common Shares issued and outstanding as of May 5, 2010, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2010.

(c) Broadridge Financial Solutions, Inc.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,455,627 shares

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,455,627 shares

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2010

BROADRIDGE FINANCIAL SOLUTIONS, INC.

By:	/S/ DAN SHELDON
Name:	Dan Sheldon
Title:	Vice President and Chief Financial Officer